# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Terns Pharmaceuticals, Inc., CIK 0001831363
CUSIP: 880881107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1065 East Hillsdale Blvd, Suite 100, Foster City, California (CA), 94404
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193805-25-000193
Filed by CIK 0001665241

## Reporting persons
- Schonfeld Strategic Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 4,305,204; shared voting power 0; sole dispositive power 4,305,204; shared dispositive power 0; aggregate amount beneficially owned 4,305,204 (4.93% of the class)
  Comment: The percentage of the issuer's common stock beneficially owned by the reporting person reflects 87,297,629 shares of common stock outstanding as of May 2, 2025, as set forth in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 8, 2025.

## Item 1. Issuer
Name of issuer: Terns Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1065 East Hillsdale Blvd., Suite 100, Foster City, CA 94404

## Item 2. Person Filing
Name of person filing: Schonfeld Strategic Advisors LLC ("Schonfeld") is an investment adviser to several private funds. Schonfeld also engages third party sub-advisers to manage assets of its private funds as separately managed accounts (the "Schonfeld SMAs"). Accordingly, Schonfeld may be deemed to indirectly beneficially own securities owned by the Schonfeld SMAs. Each Schonfeld SMA is the record and direct beneficial owner of a portion of the securities covered by this statement. Schonfeld declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose, the beneficial owner of any securities covered by this statement.
Address of principal business office or, if none, residence: 590 Madison Avenue, 23rd Floor, New York, New York 10022
Citizenship: Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 4,305,204 shares
Percent of class: 4.93%
Sole power to vote or to direct the vote: 4,305,204 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 4,305,204 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities held by each of the Schonfeld SMAs as to which this statement is filed are owned of record by clients of Schonfeld. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Schonfeld Strategic Advisors LLC: /s/ Hung Luc, Hung Luc, Chief Compliance Officer (05/15/2025)